VIACOM EXTENDS TENDER OFFER FOR PARAMOUNT

   New York, New York, February 1, 1994 -- Viacom Inc. (ASE: VIA and VIAB) announced today that the minimum condition of its tender offer (50.1% of the shares of Paramount Communications Inc. then outstanding on a fully diluted basis) had not been satisfied as of midnight January 31, 1994 and that it had been notified by Paramount that the similar minimum condition of the tender offer of QVC Network, Inc. had also not been satisfied as of such time. Accordingly, in compliance with its obligations under its merger agreement with Paramount, Viacom has extended its tender offer until 12:00 midnight, New York City time, on Monday, February 14, 1994.

   Viacom said that as of 12:00 midnight on January 31, 1994, approximately 21,655,899 shares of Paramount stock had been tendered and not withdrawn, of which 17,321,396 shares were tendered pursuant to notices of guaranteed delivery.

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Contact:   Viacom Inc.                 Edelman
           Raymond A. Boyce            Elliot Sloane
           212/258-6530                212/704-8126